SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Lillian E. Salerno

777 7th Street Unit 308

Washington, D.C. 20001

(202) 538-2003

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129W105

(1)	Names of Reporting Persons Lillian E. Salerno

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,746,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,746,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,746,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.1%

(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 24, 2000, as amended by Amendment No. 1 filed on September 11, 2012 (the “Statement”) on behalf of the undersigned.  This Amendment No. 2 is being filed to report that a change occurred which affects the record name of a portion of the shares beneficially owned by the undersigned. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.	Identity and Background.
Item 2 of the Statement is amended and restated as follows: This statement is filed on behalf of Lillian E. Salerno. Ms. Salerno’s address is 777 7th Street Unit 308, Washington, D.C. 20001.
During the past five years, Ms. Salerno has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, Ms. Salerno has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Salerno was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

Ms. Salerno is a resident of the United States. Ms. Salerno’s present principal occupation is Special Assistant, U.S. Department of Agriculture.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)                   As of the date hereof, Ms. Salerno has beneficial ownership of 1,746,000 shares which comprises 6.1% of the Common Stock of the Issuer.  This computation follows the guidance in Rule 13d-3(d)(1) with respect to the 25,000 shares which Ms. Salerno has a right to acquire pursuant to a stock option.  There were 28,619,874 shares of Common Stock of the Issuer outstanding as of January 22, 2016.

(b)                   Ms. Salerno has sole power to vote and dispose 1,746,000 shares, of which 1,721,000 shares are outstanding Common Stock and 25,000 shares may be acquired by exercise of a stock option.  As of the date hereof, 500,000 shares of the Common Stock beneficially owned by Ms. Salerno are owned of record by the ALS Irrevocable Trust dated December 30, 2015.

(c)                    Effective as of the date hereof, Ms. Salerno transferred 500,000 shares of Common Stock of the Issuer (1.7% of the outstanding Common Stock) as a gift to the ALS Irrevocable Trust dated December 30, 2015.  Ms. Salerno is the sole Trustee of this trust.

(d)                   The ALS Irrevocable Trust dated December 30, 2015 (and the beneficiary thereof) shall have the right to receive dividends from, or the proceeds from the sale of, the 500,000 shares transferred to it effective as of the date hereof.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 5, 2016	BY:	/s/ LILLIAN E. SALERNO
LILLIAN E. SALERNO